SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 12, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

2nd Quarter Results Announcement

São Paulo, August 12, 2008

Conference calls

Portuguese (Click here to access)	English (Click here to access)
August 14, 2008	August 14, 2008
10:00 am (Brazil time)	11:30 am (Brazil time)
09:00 am (US EDT)	10:30 am (US EDT)

Phone: +55 (11) 2188-0188	Phone: +1 (973) 935-8893
Password: TAM	Password: 56769732

Replay: +55 (11) 2188-0188	Replay: +1 (706) 645-9291
Available from 08/14/2008 until 08/21/2008	Available from 08/14/2008 until 08/21/2008
Code: TAM	Code: 56769732

Index

Index	2

Highlights	3

Spread (RASK – CASK)	4

Graph 1: Trend of CASK and Spread of RASK (-) CASK	4

Operational Performance	5

Market	5
Graph 2: Market growth in domestic and international markets (base 100)	5
Graph 3: TAM’s Market share in domestic and international markets	5
Table 1: Operating data	6
Table 2: Fleet	7

Financial Performance	8

Revenues	8
Table 3: Revenue per type of service	8
Table 4: Total RASK and Yield Total, Scheduled Domestic and International	8
Costs and Expenses	10
Table 5: Costs and Expenses – Quarter	10
Table 6: Costs and Expenses – Accumulated	13
EBITDAR, EBITDA, EBIT and Net Income	14
Table 7: EBITDAR, EBITDA e EBIT calculation	14
Cash Flow	15
Graph 4: Cash flow	15
Table 8: Cash Flow - Quarter	16
Table 9: Cash Flow – Year	17
Table 10: Balance Sheet	18
Indebtedness	19
Table 11: Breakdown and Maturity of financial debt	19
Table 12: Breakdown and maturity of operational leases	20

Business Units	21

Stock Market	22

Table 13: Shareholders’ position in June 30, 2008	22
Graph 5: Stock Performance	22

Strategy & Estimates	23

Graph 6: Fleet projection at year end	24

Financial Reports in US GAAP	25

Table 14: Costs and Expenses – Quarter	25
Table 15: Costs and Expenses – Accumulated	29
Table 16: Cash Flow – Quarter	30
Table 17: Cash Flow – Year	31
Table 18: Condensed Balance Sheet	32
Table 19: Breakdown and maturity of Leases classified as financial leases in US GAAP	33

Glossary	34

Investor Relation contacts:	35

Highlights

Click in the news to see the releases	São Paulo, August 12, 2008 – TAM S.A. (BOVESPA: TAMM4, NYSE: TAM),
reports its second quarter results for 2008 (2Q08). Operational and financial data,
• 7.5 million passengers	except where otherwise indicated, are presented based on amounts
transported - an increase of	consolidated in Reais (R$) and prepared in accordance with accounting
5%	principles generally accepted in Brazil (BR GAAP).

• Increase in block hours/day	Operational Performance
per aircraft from 12.6 to 12.7	Domestic Operations

• Gross Revenues of R$ 2.6
billion, an increase of 27.3%	•	TAM reached 48.2% average market share in 2Q08.

• Redelivery of four F100s,	•	ASKs (capacity) increased 13.6% in 2Q08 compared to 2Q07 as a result
compensated by the delivery		of the net increase in the operating narrow body fleet of four aircraft,
of three A320 in 2Q08 vs.		composed by the increase of 13 A320 and 3 A321, compensated by the
1Q08		elimination of the Fokker 100 (in 2Q07 we had 12 F-100 in our operating fleet). Also due to the increase in block hours by aircraft from 12.6 hours/day
• Sarbanes-Oxley		to 12.7 hours/day (total operation).
certification renewed
	•	RPKs (demand) increased 7.8% in 2Q08 compared to 2Q07.

• Memorandum of	•	TAM’s domestic load factor decreased to 68.6% in 2Q08, compared to
understanding with Air		72.3% in 2Q07.
Canada and Swiss
International Air	International Operations

• Authorization to fly to Lima,	•	TAM reached 74% average market share in 2Q08.
Peru
	•	ASKs (capacity) increased 21.6% in 2Q08, due to the increase of 2 A340
• Awarded Latin America		and 2 A330 into our international operating fleet allowing the beginning of
best 2007 deal for bond		long haul daily flights to Frankfurt and Madrid. In South America we started
issues at 7.375%		daily flights to Caracas and Montevideo through the increase in the narrow body fleet in the region.
• Named one of the best in
Brazil for corporate	•	RPKs (demand) increased 29.3% comparing 2Q08 with 2Q07.
governance, by IR Global
Ranking 2008	•	TAM’s international load factor increased 4.3p.p. to 73.4% in 2Q08 compared to 69% in 2Q07.
• 2008 Top of Mind among
airlines in Rio Grande do Sul	Financial Performance

• Service Excellence Award
from Consumidor Moderno	•	Total CASK increased by 8.4% in 2Q08 compared to 2Q07, and CASK
Magazine		excluding fuel decreased 3.4%.

• Unification of the	•	EBIT and EBITDAR margins of 2.7% and 12% respectively.
management structure of the
TAM Linhas Aereas and the	•	Net income of R$ 50.2 million, a positive margin of 2%.
Paraguayan company
Transportes Aereos Mercosur	•	Our total cash and cash equivalents equalled R$ 2,009 million.
S.A. (TAM Airlines)
	•	Return on Assets (ROA) of 2.4%.
• Formalization of adherence
to Global Compact	•	Return on Equity (ROE) of 10.1%.

• New exclusive VIP lounge
for first class passengers in
Guarulhos Airport

• 228,700 shares bought back

Spread (RASK – CASK)

The spread between RASK and CASK was 0.5 resulting in an EBIT margin of 2.7% in 2Q08. The main factors that contributed to the increase of 8.4% in CASK in 2Q08 were the increase in fuel, insurance and personnel, partially off-set by the reduction of sales and marketing and aircraft and equipment leasing, per ASK mainly due to the appreciation of the Real in 17.4% . To see more details in the variation of the costs, please refer to the comments on the Financial Performance section (table 5).

Graph 1: Trend of CASK and Spread of RASK (-) CASK

Operational Performance

Market

Graph 2: Market growth in domestic and international markets (base 100)

Graph 3: TAM’s Market share in domestic and international markets

Table 1: Operating data

		2008		2007	Variation (%)

		Accum.To		Accum.To		Accum.To
	2nd quarter	Jun	2nd quarter	Jun	2nd quarter	Jun

Total
Passengers transported (thousand)	7,539	15,091	7,213	13,878	4.5	8.7
RPK (million)	9,624	19,727	8,333	16,102	15.5	22.5
ASK (million)	13,665	27,464	11,725	22,691	16.5	21.0
Load factor - %	70.4	71.8	71.1	71.0	-0.6 p.p.	0.9 p.p.
Break-even load factor (BELF) - %	68.6	70.6	69.9	68.7	-1.3 p.p.	1.8 p.p.
Average tariff	283	269	236	238	19.9	13.3
Flight hours	125,140	251,466	114,264	226,136	9.5	11.2
Kilometers flow n by aircraft (million)	74,271	149,718	67,338	132,966	10.3	12.6
Liters of fuel (million)	497,114	997,894	431,434	834,010	15.2	19.7
Aircraft utilization (hours per day)	12.7	12.6	12.6	12.8	0.6	-1.4
Aircraft utilization by track (hours per day)¹	13.6	13.6	13.4	13.5	1.6	0.7
Landings	67,091	134,631	65,654	129,991	2.2	3.6
Stage Length	1,107	1,112	1,026	1,023	7.9	8.7
Total number of employees	22,910	22,910	18,691	18,691	22.6	22.6
- TAM Linhas Aéreas	22,052	22,052	17,829	17,829	23.7	23.7
- TAM Mercosur (TAM Airlines)	635	635	666	666	-4.7	-4.7
- TAM Fidelidade (TAM Viagens)	223	223	196	196	13.8	13.8
WTI-NY end (NYMEX) (in US$/Barrel)	134.01	134.01	67.53	67.53	98.4	98.4
End of period exchange rate	1.5919	1.5919	1.9262	1.9262	-17.4	-17.4

Domestic Market
Paid passengers transported (thousand)	6,449	12,835	6,317	12,164	2.1	5.5
RPK domestic (million)	5,771	11,734	5,354	10,557	7.8	11.2
RPK scheduled domestic (million)	5,527	11,049	5,133	9,855	7.7	12.1
ASK domestic (million)	8,413	16,818	7,407	14,770	13.6 p.p.	13.9 p.p.
ASK scheduled comestic (million)	8,121	16,023	7,138	13,944	13.8	14.9
Domestic Load factor - %	68.6	69.8	72.3	71.5	-3.7 p.p.	-1.7 p.p.
Market Share - %	48.2	49.1	49.7	49.0	-1.5 p.p.	0.1 p.p.

International Market²
Paid passengers transported (thousand)	1,091	2,256	896	1,714	21.8	31.7
RPK international (million)	3,853	7,993	2,979	5,545	29.3	44.1
RPK scheduled international (million)	3,847	7,968	2,963	5,505	29.8	44.7
ASK international (million)	5,252	10,646	4,317	7,921	21.6	34.4
ASK scheduled international (million)	5,240	10,601	4,290	7,856	22.1	34.9
International Load factor - %	73.4	75.1	69.0	70.0	4.3 p.p.	5.1 p.p.
Market Share - % [3]	74.0	70.6	72.8	67.9	1.2 p.p.	2.7 p.p.

¹ Does not include aircraft in maintenace or reserve.
² International market includes the TAM Mercosur statistics, and this data is not included in the ANAC numbers.
³ Does not include TAM Mercosur figures.

Domestic Market
The domestic market demand increased 11.0% comparing 2Q08 vs. 2Q07 while there was an increase in supply of 16.2% in the same period. As a result, the industry's load factor decreased 3.2 p.p. to 67.7% in 2Q08 compared to 70.9% in 2Q07.

TAM Domestic Demand	In the domestic market, TAM presented an increase of 7.8% in RPKs (scheduled + charter), comparing 2Q08 vs. 2Q07. Our domestic market share was 48.2% in 2Q08.

TAM Domestic Supply
Our domestic supply (measured in ASKs) increased 13.6% in 2Q08 when compared to 2Q07, due to the increase in the operating fleet of 13 A320 and 3 A321, compensated by 12 F100 returned and other 5 in redelivery and the increase in block hours by aircraft from 12.6 hours/day in 2Q07 to 12.7 flown hours per aircraft per day in 2Q08 (total operation).

International Market
In the international market, both demand and supply increased by 28.5% and 15.8%, respectively, when comparing 2Q08 vs. 2Q07. These factors led to an increase in load factor from 61.1% to 67.7% in 2Q07 and 2Q08, respectively.

TAM International Demand
TAM continued to grow in the international market. Our market share increased from 72.8% in 2Q07 to 74% in 2Q08, generated by a RPK increase of 29.3% from 2Q07 to 2Q08 (Considering TAM LA and TAM Airlines statistics).

TAM International Supply
The increase in our participation in the international market was due to a 21.6% supply increase y-o-y, due to the increase of 2 A340 and 2 A330 into our international long haul operating fleet allowing the beginning of daily flights to Frankfurt and Madrid. In South America we started daily frequencies to Caracas and Montevideo through the addition of narrow body aircraft into the network. The capacity was impacted by the reduction of a daily frequency to Santiago in 3Q07 due to our code share agreement with LAN.

Table 2: Fleet

						June 30

		In Operation		Redelivery		Total

Model	Capacity	2nd quarter		2nd quarter		2nd quarter

		2008	2007	2008	2007	2008	2007

MD-11	289 seats	3	3	-	-	3	3
A340	267 seats	2	-	-	-	2	-
A330	223 seats	12	10	-	-	12	10
B767*	205 seats	2	-	-	-	2	-

Total Wide Body		19	13	-	-	19	13

A321	220 seats	3	-	-	-	3	-
A320	156 / 174 seats	74	61	-	-	74	61
A319	144 seats	15	15	-	-	15	15
F-100	108 seats	-	12	2	5	2	17

Total Narrow Body		92	88	2	5	94	93

Total		111	101	2	5	113	106

* The aircraft Boeing 767 were incorporated into our fleet in the end of June and they were not utilized in our regular network during 2Q08.

Financial Performance

All the values shown in the tables below were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the result of percentage variances may be different from the amounts shown in the tables below.

Revenues

Table 3: Revenue per type of service

		2008		2007		Variation (%)

	2nd quarter	Accum . To Jun	2nd quarter	Accum . To Jun	2nd quarter	Accum . To Jun

Domestic revenue - Pax
Scheduled - PAX	1,504,724	2,779,737	1,142,111	2,181,099	31.7%	27.4%
Charter - PAX	25,623	71,167	27,991	81,647	-8.5%	-12.8%

Total	1,530,347	2,850,904	1,170,102	2,262,746	30.8%	26.0%

International revenue - Pax
Scheduled - PAX	601,769	1,212,671	528,810	1,031,437	13.8%	17.6%
Charter - PAX	814	3,219	3,039	6,385	-73.2%	-49.6%

Total	602,583	1,215,890	531,849	1,037,823	13.3%	17.2%

Cargo revenue
Domestic cargo	117,724	211,762	90,953	172,870	29.4%	22.5%
International cargo	138,060	258,458	104,316	179,080	32.3%	44.3%

Total	255,784	470,220	195,269	351,950	31.0%	33.6%

Other operating revenue
Loyalty program	101,400	191,462	71,710	141,365	41.4%	35.4%
Expired tickets and other	113,958	210,469	80,640	164,806	41.3%	27.7%
Agency of trip and tourism	10,994	23,033	3,937	8,141	179.3%	182.9%

Total	226,352	424,964	156,288	314,311	44.8%	35.2%

Gross Revenue	2,615,066	4,961,978	2,053,507	3,966,830	27.3%	25.1%

Table 4: Total RASK and Yield Total, Scheduled Domestic and International

		2008		2007		Variation (%)

	2nd quarter	Accum . To Jun	2nd quarter	Accum . To Jun	2nd quarter	Accum . To Jun

RASK (cents)(1) (2)	18.40	17.39	16.80	16.76	9.5	3.7
Load Factor - %	70.4	71.8	71.1	71.0	-0.6 p.p.	0.9 p.p.
Yield (cents of reais)(1) (3)	27.17	25.15	24.64	24.64	10.3	2.1

RASK scheduled domestic (cents)²	17.66	16.53	15.26	14.91	15.7	10.9
Domestic Load factor - %	68.1	69.0	71.9	70.7	-3.9 p.p.	-1.7 p.p.
Yield Scheduled Domestic (cents of reais)³	27.23	25.16	22.25	22.13	22.4	13.7

RASK scheduled Internacional (cents)²	11.48	11.44	12.30	13.11	-6.7	-12.7
International Load factor - %	73.4	75.2	69.1	70.1	4.3 p.p.	5.1 p.p.
Yield Scheduled International (cents of reais)³	15.64	15.22	17.83	18.73	-12.3	-18.7
RASK scheduled Internacional (cents of USD)²	7.21	7.19	6.39	6.81	12.9	5.6
Yield Scheduled International (cents of USD)³	9.82	9.56	9.26	9.72	6.1	-1.7

(1)	Includes Revenue PAX, Cargo and others
(2)	Net of taxes
(3)	Gross of taxes

Gross operating revenue
Our gross operating revenue increased 27.3% to R$ 2,615.1 million in 2Q08 compared to R$ 2,053.5 million in 2Q07. The total Yield increased 10.3% to R$ 27.17 cents in the 2Q08 compared to R$ 24.64 cents in 2Q07. Our total demand (RPK) increased 15.5% and our supply (ASK)increased 16.5% resulting in a reduction of 0.6 p.p. in the average load factor to 70.4% in 2Q08. Total RASK (taxes net) increased 9.5% to R$ 18.40 cents, compared to 16.8 Real cents in 2Q07.

Gross domestic passenger revenues
Gross domestic passenger revenue (including scheduled and charter passengers)increased 30.8% to R$ 1,530.3 million in 2Q08, compared with R$ 1,170.1 million in 2Q07. Domestic scheduled yield increased 22.4% from R$ 22.25 cents in 2Q07 to R$ 27.23 cents in 2Q08, domestic demand (in RPK terms) increased 7.8% while the increase in the domestic supply (in ASK terms) was 13.6%, a reduction in the domestic load factor of 3.7 p.p., resulting in a 15.7% increase in the RASK scheduled domestic reaching R$ 17.66 cents in 2Q08 compared to R$ 15.26 cents in 2Q07.

Gross international passenger revenue
Gross international passenger revenue (including scheduled and charter passengers)increased 13.3% to R$ 602.6 million in 2Q08, compared with R$ 531.8 million in 2Q07. The yield scheduled international decreased 12.3% to R$ 15.64 cents in 2Q08 from R$ 17.83 cents in 2Q07. In dollar terms, yield scheduled international increased 6.1% to US$ 9.82 cents in 2Q08 from US$ 9.26 cents in 2Q07. The decreased in the yield scheduled international was mainly due to the appreciation of the Real vs. Dollar of 17.4% and beginning of daily flights in the end of 2007 to Caracas, Montevideo, Frankfurt, and Madrid (that usually are launched with promotional fares) and also by the increase in the average stage length. Our international demand increased 29.3% and the international supply increased 21.6% resulting in a load factor increase of 4.3 p.p. reaching 73.4% from 69% in 2Q07. In consequence of the decrease in yield scheduled int ernational partially compensated by the increase in load factor, the RASK scheduled international decreased 6.7% from R$ 12.30 cents in 2Q07 to R$ 11.48 cents in 2Q08. In dollar terms, RASK scheduled international, increased 12.9% to R$ 7.21 cents in 2Q08 from R$ 6.39 cents in 2Q07.

Gross cargo revenue
Gross cargo revenue (domestic and international) increased 31% to R$ 255.8 million in 2Q08 compared with R$ 195.3 million in 2Q07 due to our commercial efforts to intensify the clients fidelity, increase of commercial agreements, the improvement in the service level, increase in our international capacity and the substitution of the F-100s by A320 family aircraft in the domestic market, resulting in more cargo space available.

Other gross revenue	Other gross revenue increased 44.8% to R$ 226.4 million in 2Q08, compared with R$ 156.3 million in 2Q07, due to the increase on Loyalty program revenues and accounting for expired tickets.

Sales deductions and taxes
Sales deductions and taxes increased 20.1% to R$ 100.6 million in 2Q08, compared with R$ 83.8 million in 2Q07, due to the increase in the domestic flights revenues and other gross revenue, which is the taxes and deductions basis of calculation.

Net operating revenue	Our net operating revenue increased 27.7% to R$ 2,514.4 million in 2Q08, compared with R$ 1,969.7 million in 2Q07.

Costs and Expenses

Table 5: Costs and Expenses – Quarter

	2nd quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2008	2007	(%)	2008	2007	(%)

Operational Income	19.14	17.51	9.3	2,615.1	2,053.5	27.3
Flight revenue	17.48	16.18	8.0	2,388.7	1,897.2	25.9
Domestic	11.20	9.98	12.2	1,530.3	1,170.1	30.8
International	4.41	4.54	-2.8	602.6	531.8	13.3
Cargo	1.87	1.67	12.4	255.8	195.3	31.0
Other operating sales and/or services	1.66	1.33	24.3	226.4	156.3	44.8
revenues
Sales deductions and taxes	(0.74)	(0.71)	3.0	(100.6)	(83.8)	20.1

Net operational income	18.40	16.80	9.5	2,514.4	1,969.7	27.7

Cost of services and operational
expenses
Fuel	(7.23)	(5.47)	32.3	(988.6)	(641.0)	54.2
Selling and marketing expenses	(1.66)	(1.99)	-16.6	(227.0)	(233.6)	-2.8
Aircraft and equipment leasing	(1.46)	(1.64)	-11.2	(199.0)	(192.4)	3.5
Personnel	(3.03)	(2.63)	15.2	(414.7)	(308.9)	34.2
Maintenance and review s (except personnel)	(0.93)	(0.90)	3.7	(127.4)	(105.4)	20.8
Outsourced services	(1.15)	(1.00)	14.4	(156.8)	(117.6)	33.4
Landing and take-off and navigation charges	(0.89)	(0.89)	0.4	(121.5)	(103.8)	17.0
Depreciation and amortization	(0.25)	(0.23)	9.6	(34.5)	(27.0)	27.8
Aircraft insurance	(0.08)	(0.07)	16.3	(11.3)	(8.4)	35.6
Others	(1.22)	(1.69)	-28.1	(166.4)	(198.6)	-16.2

Total cost of services and operational	(17.91)	(16.52)	8.4	(2,447.3)	(1,936.7)	26.4
expenses

Gross profit	0.49	0.28	74.6	67.1	33.0	103.4

Financial income (expense)	0.12	(0.54)	N.A.	17.0	(62.7)	N.A.
Other operating expenses. Net	(0.06)	(0.08)	-26.0	(8.0)	(9.3)	-13.7

Operating income (loss)	0.56	(0.33)	N.A.	76.1	(39.0)	N.A.
Non-operating results, net	0.03	0.00	N.A.	3.4	0.3	1005.1

income (loss) before income and social	0.58	(0.33)	N.A.	79.5	(38.7)	N.A.
contribution taxes
Income tax and social contribution	(0.22)	0.08	N.A.	(29.5)	9.9	N.A.

income (loss) before minority interest	0.37	(0.25)	N.A.	50.0	(28.8)	N.A.
Minority interest	0.00	0.00	N.A.	0.2	0.1	27.1

Net income (loss) for the period	0.37	(0.24)	N.A.	50.2	(28.6)	N.A.

EPS (R$)				0.33	(0.19)	N.A.
EPS (USD)				0.21	(0.10)	N.A.

Cost of services and operational expenses and CASK
Our cost of services and operating expenses increased by 26.4% to R$ 2,447.3 million in 2Q08, compared to R$ 1,936.7 in 2Q07. The increase in cost of services and operating expenses is mainly due to the increase in fuel, aircraft insurance, personnel and outsourced services. The cost of services and operational expenses by ASK (CASK) increased 8.4% from 16.52 Real cents in 2Q07, to 17.91 Real cents in 2Q08, mainly due to the increase in fuel, aircraft insurance and personnel, partially offset by reduction in the sales and marketing and aircraft and equipment leasing, mainly due to the appreciation of the Real exchange rate of 17.4%. The CASK excluding the fuel costs decreased 3.4% in 2Q08 compared to 2Q07.

Fuel
Fuel costs increased 54.2% to R$ 988.6 million in 2Q08, compared with R$ 641 million in 2Q07 due to the 15.2% increase in litres consumed and due to the average cost per litre increase of 33.8% partially offset by a higher participation in fuel supplying in the international market, the increased of 7.9% in the average stage length and the economy of tankering program. Fuel costs by ASK increased 32.3%.

Sales and Marketing
Sales and marketing expenses decreased 2.8% to R$ 227 million in 2Q08, compared to R$ 233.6 million in 2Q07. Sales and marketing expenses represented 9.0% of total net revenues in 2Q08 against 11.9% in 2Q07, a reduction of -2.8 p.p The main reason was the end of domestic commission costs paid to travel agents, according to agreement signed with ABAV (Brazilian Association of Travel Agents), since mid January, partially offset by the increase in the international sales (passenger and cargo) which has higher commercial costs. Sales and marketing expenses per ASK reduced 16.6%.

Aircraft and equipment leasing
Aircraft and equipment leasing costs increased by 3.5% to R$ 199.0 million in 2Q08, compared to R$ 192.4 million in 2Q07, mostly due to the increase of 13 aircraft A320, 3 A321, 2 A330 and 2 A340, partially compensated by the 17.4% appreciation of the Real against the US dollar and better leasing fees related to the Company’s better financial position and by the return of 12 Fokker 100. Aircraft and equipment leasing costs by ASK decreased 11.2%.

Personnel costs
Personnel costs increased by 34.2% to R$ 414.7 million in 2Q08, compared to R$ 308.9 million in 2Q07, principally due to the 22.6% increase in headcount from 18,691 to 22,910 in 2Q08 vs. 2Q07, respectively, due to the incorporation of the national stations in the end of 1Q07, in addition to the technical crew (pilots and co-pilots) compensation alignment. Personnel costs per ASK increased 15.2%.

Maintenance and repairs (except personnel)
Maintenance and repairs (except personnel) costs increased 20.8% to R$ 127.4 million in 2Q08, compared to R$ 105.4 million in 2Q07, mainly due to the increase in our total flown hours in 9.5% and the increase in our fleet, compensated the by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 17.4%. Costs with maintenance and repairs (except personnel) by ASK increased 3.7%.

Outsourced services
Outsourced services increased by 33.4% to R$ 156.8 million in 2Q08, compared to R$ 117.6 million in 2Q07. Outsourced services by ASK increased 14.4% due to the increase in our international operations (costs related to international stations and the international distribution), partially offset by the incorporation of the national stations in the end of 1Q07 and the appreciation of the Real against the US dollar of 17.4%.

Landing, take-off and navigation charges
Landing, take-off and navigation charges increased 17.0% to R$ 121.5 million in 2Q08, compared to R$ 103.8 million in 2Q07, due to the increase of 2.2% in take-offs and 10.3% in flown kilometres, offset by the appreciation of the Real of 17.4%. Landing, take-off and navigation charges by ASK increased 0.4%.

Depreciation and amortization
Depreciation and amortization costs increased 27.8% to R$ 34.5 million in 2Q08, compared with R$ 27.0 million in 2Q07, mainly due to the new additions of R$ 127 million in the fixed assets of the Company, due to the increase of ground support equipments, computers and peripherals related to our growth during the period from 2Q07 to 2Q08. The depreciation and amortization expense by ASK increased 9.6%.

Aircraft insurance
Aircraft insurance increased 35.6% to R$ 11.3 million in 2Q08 compared to R$ 8.4 million in 2Q07, mainly due to the increase in the number of passengers transported in 4.5% in 2Q08 vs. 2Q07 and by the net increase of 7 aircraft into our fleet compared to 2Q07, partially offset by the appreciation of the Real against the US dollar of 17.4%. The costs of aircraft insurance by ASK increased 16.3%.

Others
Other expenses decreased by 16.2% to R$ 166.4 million in 2Q08 compared with R$ 198.6 million in 2Q07, mainly due to the appreciation of the Real against the US dollar of 17.4%, partially offset by the increase in our operations of 16.5%. Other operational expenses by ASK decreased 28.1%.

Net financial result	Our net financial result reached positive result of R$ 17.0 million in 2Q08, compared with a negative result of R$ 62.7 million in 2Q07, mainly due to gains with fuel hedge and FX variation.

Net non-operating results	Net non-operating results reached a positive result of R$ 3.4 million in 2Q08, compared with a positive result of R$ 0.3 million in 2Q07.

Income tax and social contribution	Income tax and social contribution amounted R$ 29.5 million in 2Q08, compared to an income of R$ 9.9 million in 2Q07. Our effective tax contribution was 37.1% in 2Q08

Net Income
Our net income reached R$ 50.2 million in 2Q08, compared to net a loss of R$ 28.6 million in 2Q07, as a result of the matters above discussed representing an increase of 3.5 p.p. in margin, from a negative margin of 1.5% in 2Q07 to a positive margin of 2.0 in 2Q08.

Table 6: Costs and Expenses – Accumulated

	January-June

BR GAAP	In cents of R$ per ASK			In millions of R$

	2008	2007	Variation	2008	2007	Variation
			(%)			(%)

Operational Income	18.07	17.48	3.3	4,962.0	3,966.8	25.1
Flight revenue	16.52	16.10	2.6	4,537.0	3,652.5	24.2
Domestic	10.38	9.97	4.1	2,850.9	2,262.7	26.0
International	4.43	4.57	-3.2	1,215.9	1,037.8	17.2
Cargo	1.71	1.55	10.4	470.2	351.9	33.6
Other operating sales and/or services	1.55	1.39	11.7	425.0	314.3	35.2
revenues
Sales deductions and taxes	(0.68)	(0.72)	-5.1	(187.3)	(163.1)	14.8

Net operational income	17.39	16.76	3.7	4,774.7	3,803.7	25.5

Cost of services and operational
expenses
Fuel	(6.68)	(5.34)	25.1	(1,833.4)	(1,211.3)	51.4
Selling and marketing expenses	(1.71)	(1.88)	-9.4	(468.8)	(427.6)	9.6
Aircraft and equipment leasing	(1.53)	(1.84)	-16.6	(421.5)	(417.5)	0.9
Personnel	(2.98)	(2.54)	17.1	(817.4)	(576.6)	41.7
Maintenance and review s (except personnel)	(0.81)	(0.93)	-12.5	(222.7)	(210.3)	5.9
Outsourced services	(1.13)	(1.15)	-1.5	(311.1)	(261.0)	19.2
Landing and take-off and navigation charges	(0.89)	(0.90)	-0.4	(244.8)	(203.1)	20.5
Depreciation and amortization	(0.24)	(0.24)	1.2	(66.0)	(53.9)	22.5
Aircraft insurance	(0.09)	(0.07)	18.5	(24.2)	(16.9)	43.4
Others	(1.02)	(1.34)	(23.9)	(280.2)	(304.4)	-7.9

Total cost of services and operational	(17.08)	(16.23)	5.2	(4,690.0)	(3,682.5)	27.4
expenses

Gross profit	0.31	0.53	-42.3	84.7	121.2	-30.1

Financial income (expense)	0.03	(0.27)	N.A.	8.3	(60.3)	N.A.
Other operating expenses. Net	(0.03)	(0.07)	-58.0	(8.4)	(16.6)	-49.2

Operating income (loss)	0.31	0.20	57.5	84.5	44.3	90.7
Non-operating results, net	0.06	0.03	116.1	15.6	6.0	161.6

income (loss) before income and social
contribution taxes	0.36	0.22	64.5	100.2	50.3	99.1
Income tax and social contribution	(0.17)	(0.09)	99.5	(47.5)	(19.7)	141.5

Income (loss) before minority interest	0.19	0.14	42.0	52.7	30.6	71.8
Minority interest	0.00	(0.00)	N.A.	0.1	(0.1)	N.A.

Net income (loss) for the period	0.19	0.13	42.7	52.7	30.5	72.7

EPS (R$)				0.35	0.20	72.7
EPS (USD)				0.22	0.11	108.9

EBITDAR, EBITDA, EBIT and Net Income

Table 7: EBITDAR, EBITDA e EBIT calculation

		2008		2007		Variation%

BR GAAP (In millions of R$)

	2nd quarter	Accum . To Dec.	2nd quarter	Accum . To Dec.	2nd quarter	Accum . To Dec.

Net income before minority interest	50,007	52,662	-28,788	30,646	-274%	72%
Income tax and social contribution	29,478	47,523	-9,935	19,677	-397%	142%
Financial result, net	-16,963	-8,274	62,733	60,323	-127%	-114%
Non-operating result, net	-3,418	-15,641	-309	-5,980	1006%	162%
Other operating expenses, net	8,011	8,409	9,286	16,561	-14%	-49%

EBIT	67,115	84,679	32,987	121,227	103%	-30%
Depreciation and amortization	34,548	66,005	27,042	54,050	28%	22%
EBITDA	101,663	150,684	60,029	175,277	69%	-14%
Rental - Leasing	199,009	421,493	192,345	417,498	3%	1%

EBITDAR	300,672	572,177	252,374	592,775	19%	-3%

Net revenue	2,514,436	4,774,692	1,969,704	3,803,717	28%	26%

M argins:
EBIT	2.7	1.8	1.7	3.2	1.0 p.p.	-1.4 p.p.
EBITDA	4.0	3.2	3.0	4.6	1.0 p.p.	-1.5 p.p.
EBITDAR	12.0	12.0	12.8	15.6	-0.9 p.p.	-3.6 p.p.

EBIT
EBIT margin was 2.7%, reaching R$ 67.1 million in 2Q08, compared to R$ 33 million in 2Q07, representing an increased in the margin of 1.0 p.p The EBIT increase was a consequence of the increased 8.4% in CASK and of the 9.5% RASK increase.

EBITDAR	EBITDAR margin was 12.0%, reaching R$ 300.7 million in 2Q08, compared to R$ 252.4 million in 2Q07, representing a decrease in the EBITDAR margin of 0.9 p.p. in 2Q08 given the facts above mentioned.

Cash Flow

Graph 4: Cash flow

Cash flow from operating activities	Operational activities generated R$ 82.8 million in 2Q08 compared to an use of R$ 55.8 in 1Q08.

Cash flow used in investing activities	Cash used in investing activities in 2Q08 represented R$ 176.8 million, mainly due to acquisition of engines and ground support equipments.

Cash flow from financing activities	Cash used from financing activities in 2Q08 was R$ 50.0 million, mainly to finance the acquisition of engines and debt payment.

Share buy-back
The Board of Directors, at a meeting held on January 30, 2008, approved a new program to repurchase Company shares to be kept in treasury or subsequently cancelled or sold, with no capital reduction. Under the program, up to four million (4,000,000) preferred shares will be repurchased.

			Average
Changes in treasury stocks:	Quantity	Reais	price
	of shares	(R$ thousand)	Reais (R$)

December 31, 2007

Purchase of shares in 1 Q 2008	153,000	4,776	31.21
Purchase of shares in 1 Q 2008	75,700	2,651	35.03
Disposal of shares	(90,699)	(2,945)	32.48

June 30, 2008	138,001	4,482	32.48

Table 8: Cash Flow - Quarter

BR GAAP (In thousand of R$)	2Q08	1Q08

Net Income (Loss)	50,194	2,551
Net Income (Loss) Reconciliation Adjustments
(+) Depreciation and Amortization	14,865	17,620

Cash Earnings	65,059	20,171

OPERATING CASH FLOW
Change in Working Capital
(Increase)/Decrease in Accounts Receivables	(72,466)	(85,768)
(Increase)/Decrease in Inventories	(4,355)	(10,540)
Increase/(Decrease) in Suppliers Payables	6,940	(44,219)
Total (Increase)/Decrease in Working Capital	(69,880)	(140,527)

(Increase)/Decrease in Other Accounts Receivables	(43,895)	100,886
Increase/(Decrease) in Transportations to be executed	76,937	(67,738)
Increase/(Decrease) in Other Accounts Payables	54,579	31,457
Total (Increase)/Decrease in Others	87,621	64,605

(=) Net cash provided by operating activities	82,800	(55,750)

INVESTMENT CASH FLOW
(Increase)/Decrease Deposits in guarantee and advances to aircraft
manufacturers	(1,747)	(160,925)
(Increase)/Decrease Others Long term	(22,131)	1,673
(Increase)/Decrease Other Investments	(11,483)	(5,587)
(Increase)/Decrease Property Plan and equipment	(141,438)	(83,762)
(=) Cash flow from investing activities	(176,798)	(248,601)

FINANCING ACTIVITIES
Increase/(Decrease) Financial Leases Short Term	(1,855)	5,288
Increase/(Decrease) Loans and Financing Short Term	(25,512)	(132,797)
Increase/(Decrease) Loans and Financing Long Term	(53,557)	39,232
Increase/(Decrease) Financial Leases Long Term	42,710	(8,673)
Increase/(Decrease) Debentures and Bonds	(43,965)	(19,824)
Increase/(Decrease) Reorganization of the Fokker 100 Fleet	(6,602)	(3,968)
Increase/(Decrease) Others	38,769	49,231
(=) Cash flow from financing activities	(50,012)	(71,511)

EQUITY
Dividends	(72,207)	104
Increase/(Decrease) Legal and Revaluation Reserve	(1,121)	(4,776)

CASH FLOW IN THE PERIOD	(217,337)	(380,536)

Cash and cash equivalents at the end of the period	2,009,004	2,226,341
Cash and cash equivalents at the beginning of the period	2,226,341	2,606,877
Change	(217,337)	(380,536)

Table 9: Cash Flow – Year

BR GAAP (In thousand of R$)	2Q08	2Q07

Net Income (Loss)	52,745	30,543
Net Income (Loss) Reconciliation Adjustments
(+) Depreciation and Amortization	32,485	35,923

Cash Earnings	85,230	66,465

OPERATING CASH FLOW
Change in Working Capital
(Increase)/Decrease in Accounts Receivables	(158,234)	(183,160)
(Increase)/Decrease in Inventories	(14,895)	2,187
Increase/(Decrease) in Suppliers Payables	(37,279)	464
Total (Increase)/Decrease in Working Capital	(210,407)	(180,509)

(Increase)/Decrease in Other Accounts Receivables	56,991	(141,022)
Increase/(Decrease) in Transportations to be executed	9,199	101,768
Increase/(Decrease) in Other Accounts Payables	86,036	79,695
Total (Increase)/Decrease in Others	152,227	40,441

(=) Net cash provided by operating activities	27,050	(73,603)

INVESTMENT CASH FLOW
(Increase)/Decrease Deposits in guarantee and advances to aircraft
manufacturers	(162,672)	(460,174)
(Increase)/Decrease Others Long term	(20,458)	(161,230)
(Increase)/Decrease Other Investments	(17,070)	357
(Increase)/Decrease Property Plan and equipment	(225,200)	(91,439)
(=) Cash flow from investing activities	(425,400)	(712,485)

FINANCING ACTIVITIES
Increase/(Decrease) Financial Leases Short Term	3,433	(306)
Increase/(Decrease) Loans and Financing Short Term	(158,308)	84,781
Increase/(Decrease) Loans and Financing Long Term	(14,326)	340,914
Increase/(Decrease) Financial Leases Long Term	34,037	(23,881)
Increase/(Decrease) Debentures and Bonds	(63,789)	566,407
Increase/(Decrease) Reorganization of the Fokker 100 Fleet	(10,570)	(23,750)
Increase/(Decrease) Others	88,000	37,833
(=) Cash flow from financing activities	(121,523)	981,997

EQUITY
Dividends	(72,103)	(137,067)
Increase/(Decrease) Legal and Revaluation Reserve	(5,897)	(1,204)

CASH FLOW IN THE PERIOD	(597,873)	57,639

Cash and cash equivalents at the end of the period	2,009,004	2,510,616
Cash and cash equivalents at the beginning of the period	2,606,877	2,452,978
Change	(597,873)	57,639

Table 10: Balance Sheet

BR GAAP (in thousands of R$)	06.30.2008	03.31.2008

Total Assets	6,454,140	6,388,829

Current Assets	4,552,455	4,703,463

Cash	81,499	117,070
Cash equivalents (short-term investments)	1,927,505	2,109,271
Accounts receivable	1,096,161	1,023,696
Inventories	177,366	173,011
Taxes recoverable	82,826	70,932
Prepaid expenses	101,283	93,624
Advances to aircraft manufacturers	868,988	923,374
Other accounts receivable	154,348	121,695
Deferred income tax and social contribution	42,184	39,596
Aircraft insurance and other	20,295	31,194

Long-Term Assets	888,791	810,527

Deposits in guarantee	114,202	120,666
Judicial Deposits	78,307	75,478
Deferred income tax and social contribution	209,197	189,524
Other accounts receivable	56,927	57,298
Advances to aircraft manufacturers	215,923	167,693
Advances for aircraft maintenance	214,235	199,868

Permanent Assets	1,012,894	874,839

Investments	70	70
Plant, Property and Equipment	982,598	856,026
Deferred assets	30,226	18,743

LIABILITIES AND SHAREHOLDERS' EQUITY	6,454,140	6,388,829

Current Liability	2,605,092	2,562,826

Loans and Financing	722,840	748,351
Leases	76,351	78,205
Debentures	22,907	9,409
Suppliers	389,577	382,636
Provision for Income Tax and Social Contribution	45,291	9,909
Payroll and Social Contributions	268,553	272,079
Advance ticket sales	800,745	723,808
Taxes and Charges	105,168	101,350
Other accounts payable	133,182	114,514
Bonds	6,359	16,662
Dividends payable	599	72,616
Reorganization of the Fokker 100 Fleet	8,807	12,165
Loyalty Program	24,713	21,122

Long-term liabilities	2,296,898	2,322,739

Loans and Financing	204,864	258,422
Leases	87,233	44,523
Reorganization of the Fokker 100 Fleet	30,953	37,555
Provisions for Contingencies	904,401	864,888
Debentures	500,000	500,000
Bonds	477,570	524,730
Deferred income tax and social contribution	50,168	50,514
Other accounts payable	41,709	42,107
Deferred income	11,099	11,099
Minority Interest	2,543	2,733

Shareholders' Equity	1,538,508	1,489,432

Capital	675,497	675,497
Capital Reserve	102,855	102,855
Treasury Stocks	-4,481	-4,776
Revaluation Reserve	133,717	134,447
Accumulated profit (loss)	630,920	581,409

Indebtedness

Table 11: Breakdown and Maturity of financial debt

BR GAAP						R$ thousand

							06.30.2008

			Reorganization
Year	Loans	Lease payable	of Fokker 100	Debentures	Bonds	Total	% Total
			fleet

2008	722,840	76,351	8,807	22,907	6,359	837,264	39%
2009	81,000	12,883	6,303	0	0	100,186	5%
2010	53,389	10,235	14,286	166,667	0	244,577	11%
2011	61,244	9,742	10,364	166,667	0	248,017	12%
2012	4,048	9,132	0	166,667	0	179,847	8%
After 2012	5,183	45,241	0	0	477,570	527,994	25%

	927,704	163,584	39,760	522,907	483,929	2,137,884	100%

Foreign currency -	830,011	163,584	39,760	0	483,929	1,517,284	71%
denominated
Local currency -	97,693	0	0	522,907	0	620,600	29%
denominated

On May 21, 2007, TAM entered into a loan agreement with Calyon Bank and other banks to finance up to US$ 330.9 million of pre-delivery payment operations (pre-delivery payment – PDP) made to Boeing for the delivery our 4 Boeing aircraft B777-300ERs with firm purchase orders and delivery scheduled for 2008. At June 30, 2008, the balance of this loan was R$ 527.6 million.

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$ 117.1 million of pre-delivery payments for 30 Airbus aircrafts contracted with the French manufacturer with firm purchase orders and deliveries scheduled between 2008 to 2010. On June 30, 2008, the balance of this loan was R$ 129.1 million.

On July 15, 2008, TAM received the approval from the Export-Import Bank of the United States (Ex-Im Bank) of a financial guarantee to support the financing of four Boeing 777-300ER aircraft contracted with the company, with deliveries scheduled for this year.

Table 12: Breakdown and maturity of operational leases

BR GAAP		In thousands of US dollars

	Financial interest and
	(weighted average)	06.30.2008	03.31.2008

Foreign currency
Airbus A319	1 m onth LIBOR + 1.3% to 1.9% p.a. (4.0% p.a.)	128,280	133,450
	3 m onth LIBOR + 1.6% p.a. (4.4% p.a.)	8,672	10,064
	6 m onth LIBOR + 1.5% p.a. (5.1% p.a.)	135,018	147,424

Airbus A320	Fixed interest 4.0% p.a.	196,597	159,101
	1 m onth LIBOR + 1.3% to 1.9% p.a. (4.2% p.a.)	365,977	379,030
	3 m onth LIBOR + 0.03% to 2.8% p.a. (4.4% p.a.)	686,236	724,701
	6 m onth LIBOR + 0.7% to 2.3% p.a. (3.5% p.a.)	360,649	424,338

Airbus A321	3 m onth LIBOR + 0.03% to 1.7%a.a (3.9% p.a.)	137,614	155,722

Airbus A330	Fixed interest 4.6% to 5.6% p.a. (5.2% p.a.)	191,394	197,935
	3 m onth LIBOR + 0.03% to 1.7% p.a (3.9% p.a.)	190,572	216,794
	6 m onth LIBOR + 1.25% to 2.1% p.a (4.8% p.a.)	378,043	400,082

Airbus A340	Fixed paym ent US$850.000	136,000	141,100

Fokker 100	Fixed interest 1.1% to 2.0% p.a. (1.5% p.a.)	127	1,695
	6 m onth Libor (5.4% p.a.)	127	1,147

Boeing MD-11	Fixed paym ent US$399.000	3,591	7,182

Boeing 767	Fixed p ay ment US$554.000	78,668	0

Airbus Turbines	Fixed interest 0.9% to 1.0% p.a. (1.0% p.a.)	26,336	15,546

		3,023,901	3,115,311

	In thousands of US dollars

Year	06.30.2008	03.31.2008

2008	227,427	342,756
2009	431,921	427,898
2010	407,435	402,563
2011	394,658	387,736
2012	359,439	350,598
After 2012	1,203,022	1,203,760

	3,023,901	3,115,311

Total financial debt	Total financial debt decreased from R$ 2,230 million in 1Q08 to R$ 2,138 million in 2Q08.

Operating leases
Obligations from operating leases amounted US$ 3.0 million, corresponding to 113 aircraft (2 Fokker 100, 15 Airbus A319, 74 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 A340, 3 MD11, 2 Boeing 767 and Airbus turbines). Contracts mature up to 108 months and are restated based on the variation of the US dollar plus LIBOR.

Business Units

Loyalty Program
TAM was the first airline to offer a loyalty program in Brazil (which we refer to as the TAM Loyalty Program) and we believe it represents a key element in our marketing strategy. There are currently approximately 5.0 million members in the program, of which 1.9 are active members and has issued 5.9 million tickets earned with frequent flyer points. We regard our loyalty program as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or on the number of seats available when members are redeeming accumulated points. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program- affiliated credit cards or using services and products at partner establishments. In addition, the TAM Loyalty Program strengthens lines of communications with our passengers. According to the points accumulated, the member is assigned a card category – white, blue or red. Each category receives points in a different way. Blue and red cards receive more points and extra benefits, which guarantees the redemption of tickets faster.

The points earned by our customers on the Loyalty program are valid for two years for conversion into tickets and historically 34% expire without redemption. This limits the growth of the program’s future cost – there is a tendency of stability as to the quantity of passengers transported by the program.

In the 1Q06, the accounting criteria to recognize the costs referring to the Loyalty Program changed. A provision for future obligations was calculated taking into consideration:

	•	The quantity of points earned, converted into free flights;
	•	The quantity of points which expired without being converted into flights;
	•	The quantity of free flights flown with other airlines; and
•
Based on the present average occupation levels of our flights, the incremental cost involved, i.e. the additional cost per passenger transported, represented by fuel, in-flight service, insurance and boarding card.

	06.30.2008	03.31.2008	12.31.2007
Total Free domestic flights earned but not redeemed	2,793,590	2,575,652	2,400,632
Number of free flights redeemed	429,195	346,774	207,350
Revenues from the Loyalty Program (R$ thousand)	101,400	90,061	69,654

Total Provision (R$ thousand)	24,713	21,122	20,614

In 2007 we signed several code-share agreements, that permit the connection of the TAM Loyalty Program to the following companies programs: Victoria, from TAP; LAN Pass, from LAN; Miles&More, from Lufthansa and Milage Plus, from United Airlines. In 2Q08 we signed memorandum of understanding to implement code share operations with Air Canada and Swiss International Air Lines.

Maintenance Center in São Carlos
TAM’s Technological Center – based in a 4.6 million square meters area – is certified to do the maintenance in all TAM’s fleet (except engines) and more than 2 thousand aircraft components. It has been a very efficient instrument on the Company’s costs reduction program and now, incrementing the sales of services to thirds, is optimizing the Center utilization, diluting fixed costs.

 In total respect with environment and fauna and flora preservation policy, TAM has 3 residuals treatment stations.

Stock Market

Table 13: Shareholders’ position in June 30, 2008

Shareholders	Ordinary	(%)	Preferential	(%)	TOTAL	(%)
	Shares		Shares

Controlling Shareholders	50,641,897	84.70%	18,860,612	20.77%	69,502,509	46.15%
TAM – Empreendimentos e Participações S.A	50,562,381	84.56%	18,860,612	20.77%	69,422,993	46.10%
Agropecuária Nova Fronteira Ltda.	79,516	0.13%	0	0.00%	79,516	0.05%

Other	9,150,058	15.30%	71,932,580	79.23%	81,082,638	53.85%
Amaro Aviation Part SA	9,133,912	15.28%	758,068	0.83%	9,891,980	6.57%
Minority shareholders	16,146	0.03%	71,174,512	78.39%	71,190,658	47.28%

Total	59,791,955	100.00%	90,793,192	100.00%	150,585,147	100.00%

In June 30, 2008, TAM’s market value was R$ 4.6 billion. Our free float is 53.85%, the average daily trade of our share in BOVESPA and NYSE was about 1.7% of the total free float and the daily trade volume around R$ 22 million and USD 16 million, in BOVESPA and NYSE respectively in 2Q08.

TAM is included in 8 indexes:

  Ibovespa (Index of the São Paulo Securities Exchange)
  IBrX-50 (Brazilian index of the 50 most liquid shares in the BOVESPA)
  IGC (Index of companies with differentiated corporate governance practices)
  IBrX (Brazilian Index)
  ITag (Index of shares with differentiated tag along practices)
  IVBX 2 (Index Valor Bovespa – 2nd tier)
  MSCI Barra (Morgan Stanley Capital International)
  DJ Brazil Titans 20 ADR Index

Graph 5: Stock Performance

Strategy & Estimates

Overall Strategy
Our strategic priority is to consolidate our leadership both in the domestic and international passenger market, attaining high levels of profitability. We will seek to pursue this goal by offering an overall service that delivers superior value to passengers, by continuing to reduce costs and by increasing the return on capital invested. To reach these objectives, our strategies are:

1) Continue providing superior service to our clients.

2) Increase revenue with profitability, serving a larger number of passengers at a competitive prices:

a) We believe that 70% of air travel in Brazil is business-related, and this passenger tends to choose early-morning (6 A.M. to 10 A.M.) and late-afternoon (4 P.M. to 7 P.M.) flights. The period between 10 A.M. and 4 P.M. sees smaller demand and consequently experiences lower load factor rates. Through our website www.tam.com.br, passengers can access our clear pricing system, which involves lower prices during off-peak periods. The graphic below shows the load factor during the day:

b) Improvements in the international business: during 2008 the MD11s will be replaced by the newer and larger aircraft Boeing 777ERs. We are also retrofitting our Airbus A330 to be able to offer a more complete and comfortable product to our passengers. Also we are phasing-out the F100 aircraft from TAM Mercosur, to be substituted by A320 family aircraft.

c) Other revenue sources for the Company are:

i) Cargo revenues: grew 60% in 2007 compared to the previous year, mainly due to the expansion on international market and in the domestic due to the substitution of F-100 aircraft by A320 family, resulting in more cargo space available. Strong growth is also expected for 2008, since our guidance for ASKs is to increase 40% and 14% in the international and domestic markets, respectively.

ii) TAM Loyalty Program: has approximately 5.0 million clients, however, we believe the total number of frequent flyers in Brazil is nearly 10 million. Our strategy is to intensify customer loyalty, enabling us to increase revenues through our points program, which saw a 40% increase in 2007.

iii) MRO (Maintenance, repair and overall): we are expanding service opportunities through our Maintenance Center. Our goal is to become a large maintenance service provider to airline companies flying to South America.

3) Reduce our operating costs, optimizing the use of our fleet and streamlining our processes

2008 Guidance	Our estimates for 2008 are:

MARKET	Guidance 2008	Accumulated Jan-Jun08
	•Domestic market demand growth from 8% to 12% (in RPK terms)	10.8%

TAM	•Maintain leadership in both domestic and international markets	49.1% Domestic
		70.6% Internacional
	•ASK growth of
	Domestic 14%	13.9%
	International 40%	34.4%
	•Average load factor at approximately 70% overall	71.8%

	•Reduction of 7% in total CASK ex-fuel in BR GAAP yoy	-4.5%

	•Three additional international destinations or frequencies in 2008	---> Direct flight from Rio de Janeiro to Miami as of Sep/19
		---> Lima (Peru)

Graph 6: Fleet projection at year end

Financial Reports in US GAAP

Reports in US GAAP
For the reader's convenience, we present below certain financial information and tables prepared in accordance with accounting principles generally accepted in the United States – US GAAP. The complete financial statements complete with footnotes and a reconciliation between US and Brazilian GAAP for the Income Statement and Shareholders' Equity for the 2Q08 and 2Q07 financial years are presented separately in a report available at the CVM and our Investor Relations website – www.tam.com.br/ir.

Table 14: Costs and Expenses – Quarter

	2nd quarter

US GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2008	2007	(%)	2008	2007	(%)

Operational income	18.99	17.48	8.6	2,594.5	2,049.6	26.6
Flight revenue	17.48	16.18	8.0	2,388.7	1,897.2	25.9
Domestic	11.20	9.98	12.2	1,530.3	1,170.1	30.8
International	4.41	4.54	-2.8	602.6	531.8	13.3
Cargo	1.87	1.67	12.4	255.8	195.3	31.0
Other operating sales and/or services	1.51	1.30	15.8	205.8	152.4	35.0
Sales deductions and taxes	(0.74)	(0.71)	3.0	(100.6)	(83.8)	20.1

Net operational income	18.25	16.77	8.8	2,493.9	1,965.8	26.9

Fuel	(7.23)	(5.47)	32.3	(988.6)	(641.0)	54.2
Selling and marketing expenses	(1.66)	(1.99)	-16.6	(227.0)	(233.6)	-2.8
	(0.80)	(0.95)	-15.5	(109.8)	(111.5)	-1.6
Aircraft and equipment leasing
Personnel	(3.03)	(2.68)	12.9	(413.5)	(314.2)	31.6
	(0.93)	(0.92)	1.6	(127.4)	(107.6)	18.4
Maintenance and review s (except personnel)
Outsourced services	(1.15)	(1.01)	13.5	(156.8)	(118.6)	32.3
Landing and take-off and navigation charges	(0.89)	(0.89)	0.4	(121.5)	(103.8)	17.0
Depreciation and amortization	(0.55)	(0.51)	8.3	(74.9)	(59.3)	26.3
Aircraft insurance	(0.08)	(0.07)	16.3	(11.3)	(8.4)	35.6
	(1.25)	(1.70)	-26.4	(170.9)	(199.3)	-14.3
Others

Total cost of services and operational	(17.58)	(16.18)	8.6	(2,401.7)	(1,897.2)	26.6
expenses

Gross profit	0.67	0.59	15.2	92.1	68.6	34.2

Financial income (expense)	1.72	0.35	389.6	235.7	41.3	470.6

income (loss) before income and social	2.40	0.94	155.8	327.8	109.9	198.2
contribution taxes
Income tax and social contribution	(0.84)	(0.35)	140.3	(114.2)	(40.8)	180.1

income (loss) before minority interest	1.56	0.59	164.9	213.6	69.2	208.8
Minority interest	0.00	(0.00)	N.A.	0.4	(0.0)	N.A.

Net income (loss) for the period	1.57	0.59	165.5	214.0	69.2	209.5

EPS (R$)				1.42	0.46	209.4
EPS (USD)				0.89	0.24	274.4

Gross operating revenue
Our gross operating revenue increased 26.6% to R$ 2,594.5 million in 2Q08, compared to R$ 2,049.6 million in 2Q07. Our total demand (RPK) increased 15.5% and our supply (ASK) increased 16.5% resulting in a reduction of 0.6 p.p. in the average load factor to 70.4% in 2Q08. The total RASK (net of taxes) decreased 2.2% to R$ 16.31 cents in 1Q08 from R$ 16.67 in 1Q07.

Gross domestic passenger revenues
Gross domestic passenger revenue (including scheduled and charter passengers)increased 30.8% to R$ 1,530.3 million in 2Q08, compared to R$ 1,170.1 million in 2Q07. Domestic scheduled yield increased 22.4% from R$ 22.25 cents in 2Q07 to R$ 27.23 cents in 2Q08, domestic demand (in RPK terms) increased 7.8% while the increase in the domestic supply (in ASK terms) was 13.6%, representing a reduction in the domestic load factor of 3.7 p.p., resulting in a 15.7% increase in the RASK scheduled domestic reaching R$ 17.66 cents in 2Q08 compared to R$ 15.26 cents in 2Q07.

Gross international passenger revenue
Gross international passenger revenue (including scheduled and charter passengers)increased 13.3% to R$ 602.6 million in 2Q08, compared with R$ 531.8 million in 2Q07. The yield scheduled international decreased 12.3% to R$ 15.64 cents in 2Q08 from R$ 17.83 cents in 2Q07. In dollar terms, yield scheduled international increased 6.1% to US$ 9.82 cents in 2Q08 from US$ 9.26 cents in 2Q07. The decreased in the yield scheduled international was mainly due to the appreciation of the Real vs. Dollar of 17.4% and beginning of daily flights in the end of 2007 to Caracas, Montevideo, Frankfurt, and Madrid (that usually are launched with promotional fares) and also by the increase in the average stage length. Our international demand increased 29.3% and the international supply increased 21.6% resulting in a load factor increased 4.3p.p. to 73.4% in 2Q08 compared to 69% in 2Q07. In consequence of the decrease in yield schedul ed international and the increase in the load factor, the RASK scheduled international decreased 6.7% from R$ 12.30 cents in 2Q07 to R$ 11.48 cents in 2Q08.

Gross cargo revenue
Gross cargo revenue (domestic and international) increased 31% to R$ 255.8 million in 2Q08, compared to R$ 195.3 million in 2Q07 due to our commercial efforts to intensify the clients fidelity, increase of commercial agreements, the improvement in the service level, increase in our international capacity and the substitution of the F-100s by A320 family aircraft in the domestic market, resulting in more cargo space available.

Other gross revenue	Other gross revenue increased 35% to R$ 205.8 million in 2Q08, compared to R$ 152.4 million in 2Q07, mainly due to the increase on Loyalty program revenues.

Sales deductions and taxes
Sales deductions and taxes increased 20.1% to R$ 100.6 million in 2Q08, compared with R$ 83.8 million in 2Q07, due to the increase in the domestic flights revenues in 20,9%, which is the taxes and deductions basis of calculation.

Net operating revenue	Our net operating revenue increased 26.9% to R$ 2,493.9 million in 2Q08, compared with R$ 1,965.8 million in 2Q07.

Cost of services and operational expenses and CASK
Our cost of services and operating expenses increased by 26.6% to R$ 2,401.7 million in 2Q08, compared to R$ 1,897.2 in 2Q07. The increase in fuel, aircraft insurance, outsourced services, and personnel. The cost of services and operational expenses by ASK (CASK) increased 8.6% from 16.18 Real cents in 2Q07, to 17.58 Real cents in 2Q08, mainly due to the increase in fuel, aircraft insurance, personnel, outsourced services and personnel, partially compensated by the reduction in sales and marketing costs, aircraft and equipment leasing, mainly due to the appreciation of the Real exchange rate of 17.4%. The CASK excluding the fuel costs decreased 3.5% in 2Q08 compared to 2Q07.

Fuel
Fuel costs increased 54.2% to R$ 988.6 million in 2Q08, compared with R$ 641 million in 2Q07 due to the 15.2% increase in litres consumed and average cost per litre increase of 33.8%, partially offset by a higher participation of international flights, the economy of tankering program and the increased of 7.9% in the average stage length. Fuel costs by ASK increased 32.3%.

Sales and Marketing
Sales and marketing expenses decreased by 2.8% to R$ 227 million in 2Q08, compared to R$ 233.6 million in 2Q07. The sales and marketing expenses represented 9.1% of total net revenues in 2Q08 against 11.9% in 2Q07, a reduction of -2.8 p.p The main reason was the end of domestic commission costs paid to travel agents, according to agreement signed with ABAV (Brazilian Association of Travel Agents), since mid January, offset by the increase in the international sales (passenger and cargo) which has higher commercial costs. Sales and marketing expenses per ASK reduced 16.6%.

Aircraft and equipment leasing
Aircraft and equipment leasing costs decreased by 1.6% to R$ 109.8 million in 2Q08, compared with R$ 111.5 million in 2Q07, mostly due to the increase of 10 aircraft A320, compensated by the reduction of 7 Fokker 100, the 17.4% appreciation of the Real against the US dollar and better leasing fees related to the Company’s better financial position. Aircraft and equipment leasing costs by ASK decreased 15.5%.

Personnel costs
Personnel costs increased by 31.6% to R$ 413.5 million in 2Q08, compared to R$ 314.2 million in 2Q07, principally due to the 22.6% increase in headcount from 18,691 to 22,910 in 2Q08 vs. 2Q07, respectively, due to the incorporation of the national stations in the end of 1Q07, in addition to the technical crew (pilots and co-pilots) compensation alignment. Personnel costs per ASK increased 12.9%.

Maintenance and repairs (except personnel)
Maintenance and repairs (except personnel) costs increased 18.4% to R$ 127.4 million in 2Q08, compared to R$ 107.6 million in 2Q07, mainly due to the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 17.4%, partially compensated by the increase in flown hours of 9.5% and by the increase in our fleet. Costs with maintenance and repairs (except personnel) by ASK increased 1.6%.

Outsourced services
Outsourced services increased by 32.3% to R$ 156.8 million in 2Q08, compared to R$ 118.6 million in 2Q07. Outsourced services by ASK increased 13.5%, due to the incorporation of the national stations in the end of 1Q07 and the appreciation of the Real against the US dollar of 17.4% reducing the costs with international stations and the international distribution.

Landing, take-off and navigation charges
Landing, take-off and navigation charges increased 17% to R$ 121.5 million in 2Q08 compared with R$ 103.8 million in 2Q07, due to the increase of 2.2% in take-offs and 10.3% in kilometres flown, and the increase in the international flights, which costs are higher than domestic ones, offset by the appreciation of the real in 17.4%. Landing, take-off and navigation charges by ASK increased 0.4%.

Depreciation and amortization
Depreciation and amortization costs increased 26.3% to R$ 74.9 million in 2Q08, compared with R$ 59.3 million in 2Q07, mainly due to the increase of: 5 A320 aircraft, 3 A321, 2 A330 and 2 A340, partially offset by the reduction of 8 Fokker 100 aircraft classified under capital leases in US GAAP. The depreciation and amortization expense by ASK increased 8.3%.

Aircraft insurance
Aircraft insurance increased 35.6% to R$ 11.3 million in 2Q08 compared to R$ 8.4 million in 2Q07, mainly due to the increase in the number of passengers transported in 4.5% in 2Q08 vs. 2Q07 and by the net increase of 14 aircraft into our fleet compared to 2Q07, partially offset by the appreciation of the Real against the US dollar of 17.4%. The costs of aircraft insurance by ASK increased 16.3%.

Other operating expenses	Other operating expenses decreased by 14.3% to R$ 170.9 million in 2Q08 compared to R$ 199.3 million in 2Q07. Other operational expenses by ASK decreased 26.4%.

Net financial result
Our net financial result presented an income of R$ 235.7 million in 2Q08, compared with a positive result of R$ 41.3 million in 2Q07, mainly due to smaller FX variation compared to the previous quarter.

Income tax and social contribution	Income tax and social contribution increased 180.1% to R$ 114.2 million in 2Q08, compared to R$ 40.8 million in 2Q07, mainly due to provisions for contingencies and FX variation.

Net Income
Our net income increased 209.5% to R$ 214 million in 2Q08, compared to R$ 69.2 million in 2Q07, as a result of the matters above discussed that represented an increase of 5.1 p.p. in margin, from 3.5% in 2Q07 to 8.6% in 2Q08.

ROE	Return on Equity of 26.6%.

ROA	Return on Assets of 5.5%.

Table 15: Costs and Expenses – Accumulated

	January-June

US GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2008	2007	(%)	2008	2007	(%)

Operational income	17.96	17.44	3.0	4,931.9	3,957.6	24.6
Flight revenue	16.52	16.10	2.6	4,537.0	3,652.5	24.2
Domestic	10.38	9.97	4.1	2,850.9	2,262.7	26.0
International	4.43	4.57	-3.2	1,215.9	1,037.8	17.2
Cargo	1.71	1.55	10.4	470.2	351.9	33.6
Other operating sales and/or services	1.44	1.34	7.0	394.9	305.0	29.5
revenues
Sales deductions and taxes	(0.68)	(0.72)	-5.1	(187.3)	(163.1)	14.8

Net operational income	17.28	16.72	3.3	4,744.6	3,794.4	25.0

Fuel	(6.68)	(5.34)	25.1	(1,833.4)	(1,211.3)	51.4
Selling and marketing expenses	(1.71)	(1.88)	-9.4	(468.8)	(427.6)	9.6
Aircraft and equipment leasing	(0.87)	(1.05)	-17.8	(238.3)	(239.4)	-0.5
Personnel	(2.95)	(2.57)	15.1	(811.3)	(582.2)	39.4
	(0.81)	(0.94)	-13.4	(222.7)	(212.4)	4.8
Maintenance and review s (except personnel)
Outsourced services	(1.13)	(1.15)	-1.5	(311.1)	(261.0)	19.2
Landing and take-off and navigation charges	(0.89)	(0.90)	-0.4	(244.8)	(203.1)	20.5
Depreciation and amortization	(0.53)	(0.51)	3.8	(145.9)	(116.2)	25.6
Aircraft insurance	(0.09)	(0.07)	18.5	(24.2)	(16.9)	43.4
Others	(0.98)	(1.37)	-28.3	(268.7)	(309.8)	-13.3

Total cost of services and operational
expenses	(16.64)	(15.78)	5.5	(4,569.1)	(3,579.8)	27.6

Gross profit	0.64	0.95	-32.5	175.5	214.7	-18.3

Financial income (expense)	0.86	0.48	80.4	236.3	108.2	118.3

income (loss) before income and social	1.50	1.42	5.4	411.8	322.9	27.5
contribution taxes
Income tax and social contribution	(0.55)	(0.51)	8.1	(151.3)	(115.6)	30.9

income (loss) before minority interest	0.95	0.91	3.8	260.5	207.3	25.6
Minority interest	0.00	(0.00)	N.A.	0.2	(0.2)	N.A.

Net income (loss) for the period	0.95	0.91	4.0	260.7	207.1	25.9

EPS (R$)				1.73	1.38	25.9
EPS (USD)				1.09	0.71	52.3

Table 16: Cash Flow – Quarter

US GAAP (in thousands of R$)
	06.30.2008	06.30.2007

Cash flows from operating activities
Net income	213,994	69,153
Adjustments to reconcile net income to cash provided by operating activities	74,867	59,285
Depreciation and amortization	62,103	10,148
Deferred income tax and social contribution	24,662	2,176
Provision for contingencies	14,687	2,871
Loss on disposal long lived assets	(249,253)	(124,046)
Indexation charges and exchange variations, net	(372)	30
Minority interest	22,165	7,212
Other provisions
(Increase) decrease in assets
Short term investments	148,958	(23,283)
Customer accounts receivable	(74,119)	(28,556)
Inventories	(5,554)	12,330
Taxes recoverable	(7,106)	(36,598)
Prepaid expenses	(8,675)	(17,337)
Deferred income tax and social contribution	1	23
Judicial deposits	(2,829)	(11,037)
Advances for aircraft maintenance	(33,652)	(28,549)
Insurance	10,899	8,501
Other receivables	(36,737)	(97,383)
Increase (decrease) in liabilities
Suppliers	6,940	(60,782)
Salaries and payroll charges	(3,526)	35,835
Advance ticket sales	76,937	90,239
Taxes and tariffs payable	3,818	(1,491)
Financial and operating leases	19,473	(41,692)
Income tax and social contribution payable	33,369	30,598
Other	18,506	23,860

Net cash provided by operating activities	309,556	(118,493)

Cash flows from investing activities
Acquisition of property, plant and equipment	(175,807)	(83,970)
Increase Intangible	(11,483)	-
Deposits in guarantee	(4,043)	(27,728)
Advances to aircraft manufactures
Reimbursement	10,620	104,281
Payments	(103,725)	(408,278)

Net cash provided by (used in) investing activities	(284,438)	(415,695)

Cash flows from financing activities

Treasury Stocks	(1,121)	-
Dividends paid	(72,017)	(2)
Term loan and financing
Issuance	19,856	885,198
Repayments	18,471	(443,146)
Finance lease
Issuance	(58,129)	(52,182)
Debentures:
Repayments	(557)	(1,225)
Senior Bonds
Issuance	-	607,080

Net cash provided by financing activities	(93,497)	995,723

Increase (decrease) in cash and banks and financial investments	(68,379)	461,535

Cash and cash equivalents at the end of the year	165,905	653,184
Cash and cash equivalents at the beginning of the year	234,284	191,649

Change in cash and cash equivalents	(68,379)	461,535

Supplemental disclosure of cash flow information
Interest paid (including R$ 31,116 and R$ 62,920 (June 30, 2007 – R$ 34,690 and R$ 70,914) of interest paid of finance lease
under U.S. GAAP for the three and six periods ended June 30, 2008, respectively.	63,872	53,553
Non cash investing and financing activities - acquisition of aircrafts under finance lease	130,406	68,688
Income taxes paid	21,184	16,334

Table 17: Cash Flow – Year

US GAAP (in thousands of R$)
	06.30.2008	06.30.2007

Cash flows from operating activities
Net income	260,728	207,096
Adjustments to reconcile net income to cash provided by operating activities	145,946	116,191
Depreciation and amortization	88,627	37,313
Deferred income tax and social contribution	29,933	40,696
Provision for contingencies	23,064	8,636
Loss on disposal long lived assets	(282,523)	(231,101)
Indexation charges and exchange variations, net	(246)	228
Minority interest	24,004	6,117
Other provisions
(Increase) decrease in assets
Short term investments	297,240	296,038
Customer accounts receivable	(161,890)	(187,622)
Inventories	(16,094)	1,732
Taxes recoverable	8,979	(78,360)
Prepaid expenses	49,074	(9,270)
Deferred income tax and social contribution	(3,535)	4,020
Judicial deposits	(3,290)	(14,490)
Advances for aircraft maintenance	(115,680)	(52,125)
Insurance	24,220	14,603
Other receivables	(24,890)	(73,820)
Increase (decrease) in liabilities
Suppliers	(37,280)	464
Salaries and payroll charges	31,845	(11,084)
Advance ticket sales	9,199	101,768
Taxes and tariffs payable	46,118	5,840
Financial and operating leases	(18,037)	(84,104)
Income tax and social contribution payable	23,199	72,292
Other	11,864	8,781

Net cash provided by operating activities	410,575	179,839

Cash flows from investing activities
Acquisition of property, plant and equipment	(281,258)	(114,314)
Increase Intangible	(17,070)	-
Deposits in guarantee	31,878	(46,494)
Advances to aircraft manufactures
Reimbursement	33,478	127,354
Payments	(259,371)	(656,742)

Net cash provided by (used in) investing activities	(492,343)	(690,196)

Cash flows from financing activities
Treasury Stocks	(5,897)	-
Dividends paid	(72,017)	(137,106)
Term loan and financing
Issuance	300,038	1,275,225
Repayments	(315,905)	(756,569)
Finance lease
Issuance	(120,293)	(116,536)
Debentures:
Repayments	(4,791)	(8,060)
Senior Bonds
Issuance	-	607,080

Net cash provided by financing activities	(218,865)	864,034

Increase (decrease) in cash and banks and financial investments	(300,633)	353,677

Cash and cash equivalents at the end of the year	165,905	653,184
Cash and cash equivalents at the beginning of the year	466,538	299,507

Change in cash and cash equivalents	(300,633)	353,677

Supplemental disclosure of cash flow information
Interest paid (including R$ 31,116 and R$ 62,920 (June 30, 2007 – R$ 34,690 and R$ 70,914) of interest paid of finance lease under
U.S. GAAP for the three and six periods ended June 30, 2008, respectively.	139,537	138,007
Non cash investing and financing activities - acquisition of aircrafts under finance lease	194,102	212,113
Income taxes paid	21,184	38,322

Table 18: Condensed Balance Sheet

US GAAP (in thousands of R$)	06.30.2008	12.31.2007

Total Assets	9,974,504	9,975,335

Current assets	4,541,755	5,023,565

Cash	165,905	466,538
Cash equivalents (short-term investm ents)	1,843,099	2,140,339
Accounts receivable	1,096,162	937,928
Inventories	177,366	162,471
Taxes recoverable	82,826	87,017
Prepaid expenses	101,283	151,372
Deferred income tax and social contribution	31,485	31,874
Advances to aircraft m anufacturers	868,988	864,440
Other receivables	154,346	137,071
Aircraft insurance and others	20,295	44,515

Long term assets	679,594	514,794

Deposits in guarantee	114,202	161,488
Advances to aircraft m anufacturers	215,923	105,115
Advances for aircraft m aintenance	214,235	119,633
Judicial deposits	78,307	75,017
Other accounts receivable	56,927	53,541

Permanent assets	4,753,155	4,436,976

Goodwill	9,679	9,680
Other investm ents	70	70
Property, plant and equipm ent	4,713,180	4,414,070
Intangible	30,226	13,156

Total liabilities and Shareholders' Equity	9,974,504	9,975,335

Current liabilities	2,975,605	3,059,961

Suppliers	389,577	426,856
Leases payable	334,635	330,231
Loans and Financing	722,840	881,148
Debentures	22,907	32,159
Senior Bonds	6,359	7,076
Reorganization of the Fokker 100 Fleet	8,807	11,501
Taxes and Charges	105,168	59,051
Loyalty Program	24,713	20,614
Advance ticket sales	800,745	791,546
Salaries and payroll charges	268,553	236,708
Deferred gain on sale-leaseback	32,085	32,085
Provision for income Tax and Social Contribution	45,291	20,079
Interest on equity and dividends payable	599	32,052
Other accounts payable	213,326	178,855

Long-term liabilities	4,811,057	4,945,963

Obligations under financial leases	2,332,646	2,515,907
Long-term debt	204,864	219,190
Debêntures	500,000	500,000
Senior Bonds	477,570	531,390
Reorganization of the Fokker 100 fleet	30,953	41,523
Provision for contingencies	904,401	844,713
Provision for income tax and social contribution	177,517	92,815
Deferred gain on sale-leaseback	131,398	147,441
Other liabilities	51,708	52,984

Minority Interest	2,543	2,629

Shareholders' Equity	2,185,299	1,966,782

Table 19: Breakdown and maturity of Leases classified as financial leases in US GAAP

US GAAP (thousands of dollars)	Financial interest and	06.30.2008	12.31.2007
	(monthly payments)	(non audited)

Foreign currency

Fokker 100 aircraft and engines	Fixed interest of 1.1% p.a.	-	5,467
Airbus A319/A320/A321 aircraft and engines	6-Months LIBOR + 1.5% p.a. to 2.5% p.a. (2.8%p.a.)	761,452	694,082
	3-Months LIBOR + 1.1% p.a (2.4% p.a.)	130,256	106,401
	1-Month LIBOR + 1.5% p.a. (3.2%p.a.)	4,317	0
Airbus A340 aircraft and engines	Fixed interest	133,858	132,473
Boeing B767 aircraft and engines	Fixed interest	79,776	0
Airbus A330 aircraft, engines and spare parts	1-Month LIBOR + 1.5% p.a. (2.5%p.a.)	544,686	527,796
	3-Months LIBOR + 1.1% p.a (5% p.a.)	11,530	0
Lease obligations	1-Month LIBOR + 1.3% p.a. to 1.9% p.a. (2.5%p.a.)	342	878
	6-Months LIBOR + 0.7% p.a to 2.3% p.a (3.2% p.a.)	700	1,783
	3-Months LIBOR + 0.03% p.a to 2.5% p.a (3.1% p.a.)	1,071	2,685
	Fixed interest of 1,1% p.a.	7,546	6,028

		1,675,533	1,477,592

Current		(210,211)	(171,442)

Non-current		1,465,322	1,306,150

The company provided letters of guarantee for the transactions above.

Future disbursements due on these contracts, per year of maturity, amount to:

Year	06.30.2008	12.31.2007
	(non audited)

2009	91,983	153,309
2010	172,099	142,955
2011	176,963	146,213
2012	182,027	150,790
2013	204,826	171,520
After 2013	637,424	541,364

	1,465,322	1,306,150

Financial leases in US GAAP
In US GAAP financial reports, TAM had 46 operational lease contracts in 2Q08 (Airbus A319 – 9, Airbus A320 – 20, Airbus A321 – 3, Airbus A330 – 10, Airbus A340 – 2 and Boeing 767 – 2), which were reclassified as financial leases in accordance with US GAAP, “Statement of Financial Accounting Standard” “SFAS” no. 13 Accounting Leases. Engines and spare parts are also considered financial leases.

Glossary

Paid Passengers transported	Total number of passengers who actually paid and flew on all TAM flights

RPK
Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK	Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff	Represents the results of the total passenger revenue divided by total paid passengers transported

Yield	Average amount paid per passenger to fly one kilometre.

RASK	Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK	Operational Cost per ASK, or quotient of dividing total operational cost by the number of seats available per kilometre; the result is presented in centavos or reais per seat- kilometre

Load factor	Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK.

Break-even Load factor (BELF)	BELF is the load factor that equalize passenger revenues and operating costs

Market Share	Company’s share in the total market demand (measured in RPK)

Capacity Share	Company’s share in the total market offer (measured in ASK)

Flight Hour	Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs	The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relation contacts:

Libano Miranda Barroso (CFO)
Roberta Noronha (Manager Investor Relations)
Jorge Helito (Investor Relations Coordinator)
Andre Ferreira (Investor Relations Analyst)

Tel.: (5511) 5582-9715
Fax: (5511) 5582-8149

invest@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed June 2008 with 48.6% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 75.3% in June. Operations abroad include TAM flights to 15 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Córdoba (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. Currently, the program has over 5.0 million subscribers and has awarded more than 5.9 million tickets.

Forward-looking statement:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.